# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Spectral AI, Inc., CIK 0001833498
CUSIP: 84757T105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2515 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 05/28/2025
Filed by CIK 0001331984
Persons authorized to receive notices and communications: C. Robert Bruner, Haynes and Boone, LLP, 2801 N Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- Erich Spangenberg (CIK 0001331984): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 577,574; shared voting power 158,557; sole dispositive power 577,574; shared dispositive power 158,557; aggregate amount beneficially owned 736,131 (2.4% of the class)
  Comment: The percentage reported in Item 13 is based on 30,688,895 shares of Common Stock, par value $0.0001 per share ("Common Stock") of Spectral AI, Inc. (the "Issuer") outstanding as of November 11, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 13, 2025.
- ELS 1960 Family, L.P. (CIK 0001993837): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 158,557; sole dispositive power 0; shared dispositive power 158,557; aggregate amount beneficially owned 158,557 (0.5% of the class)
  Comment: The percentage reported in Item 13 is based on 30,688,895 shares of Common Stock of the Issuer outstanding as of November 11, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Spectral AI, Inc.
Address of issuer's principal executive offices: 2515 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75201

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

"(c) The present principal occupation of Mr. Spangenberg is serving as the Chief Executive Officer of SIM IP, whose address is 78 SW Street, Suite 500 Miami, Florida 33130. The principal business of ELS is acquiring, holding and selling securities for investment purposes".

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety as follows:

"As of May 28, 2025, Mr. Spangenberg ceased to serve as a director on the Board of Directors of the Issuer. In addition, the group previously formed among the Reporting Persons and Dr. Michael DiMaio within the meaning of Section 13(d)(3) of the Act, has been dissolved, and the Reporting Persons are no longer acting together with Dr. Michael DiMaio for the purpose of acquiring, holding, voting, or disposing of securities of the Issuer.

The Reporting Persons currently have no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their overall investment portfolio and strategies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person as of the time of filing is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has as of the time of filing:

(i) sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Erich Spangenberg is currently the majority limited partner of ELS 1960 Family, L.P. and the co-managing partner of ELS 1960 Family GP, LLC, which also holds an invests in ELS 1960 Family, L.P., and Erich Spangenberg has the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer that he beneficially owns.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transaction in the Common Stock of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock of the Issuer on October 31, 2025."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated in its entirety as follows:

"The following exhibits are filed as exhibits hereto:

99.1Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 27, 2023)."

## Signatures
- Erich Spangenberg: /s/ Erich Spangenberg, Erich Spangenberg (03/18/2026)
- ELS 1960 Family, L.P.: /s/ Erich Spangenberg, Erich Spangenberg/Manager (03/18/2026)